UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Kirr,  Marbach & Company, LLC
   621 Washington Street
   P.O. Box 1729
   Columbus, IN  47201-1729
2. Issuer Name and Ticker or Trading Symbol
   BCAM International, Inc.
   BCAM
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |9/3/98|S   | |10,000            |D  |$0.28549   |                   |      |                           |
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Common Stock               |9/4/98|S   | |12,000            |D  |$0.24799   |                   |      |                           |
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Common Stock               |9/8/98|S   | |20,000            |D  |$0.27929   |                   |      |                           |
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Common Stock               |9/9/98|S   | |30,000            |D  |$0.29489   |                   |      |                           |
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Common Stock               |9/10/9|S   | |50,000            |D  |$0.25739   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |9/11/9|S   | |50,000            |D  |$0.26049   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |9/16/9|S   | |25,000            |D  |$0.40224   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |9/29/9|S   | |41,000            |D  |$0.24879   |                   |      |                           |
                           |8     |    | |                  |   |           |                   |      |                           |
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Common Stock               |9/30/9|S   | |3,000             |D  |$0.24799   |913,500            |I     |By partnership(1)          |
                           |8     |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Kirr, Marbach & Company, LLC, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, is a general partner of three limited partnerships: 621 Partners, L.P., an Indiana limited partnership, and R. Weil and Associates ("R. Weil") and Appleton Associates, each of which is a New York limited partnership. This statement reports sales of shares of Common Stock by R. Weil.
SIGNATURE OF REPORTING PERSON
/s/ Mickey Kim, Member
DATE
10/6/98